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                               March 12, 2021

       Paolo Tiramani
       Chief Executive Officer
       Boxabl Inc.
       6120 N. Hollywood Blvd. #104
       Las Vegas, NV 89115

                                                        Re: Boxabl Inc.
                                                            Amendment No. 1 to
Offering Statement on Form 1-A
                                                            Filed on February
26, 2021
                                                            File No. 024-11419

       Dear Mr. Tiramani:

             We have reviewed your amended offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our February 22, 2021 letter.

       Amendment No 1 to Offering Statement on Form 1-A

       General

   1. We note your response to comments 1, 6, and 9. It appears the call right is still in the
                                                        Stockholders Agreement,
Section 4. Please provide an analysis as to whether the call option and the right to
acquire shares in Section 3 of the agreement constitute a right to subscribe to or
purchase a security.
   2. We note your response to comment 2 and reissue in part. Please advise whether, to date, you have accepted any
investor money or accepted offers to buy your securities related to your appearance on the
show.
   3. We note your response to comment 3 and reissue. We note that Galiano Tiramani stated
 Paolo Tiramani
Boxabl Inc.
March 12, 2021
Page 2
      on    Meet The Drapers    Season 4 Episode 1 (www.meetthedrapers.com)
that the company
      has a $10 million contract with the federal government to deliver 150 homes. Please revise to describe the material terms of the contract with the federal government in the offering statement and file the contract with the federal government as an exhibit to the
      Form 1-A. We note that you have not commenced significant operations yet, and therefore this contract is material to your operations. Additionally, please file the contract with ADS referenced on page 27. Please refer to Item 7(a)(2) and Item 17(6)(b) of Part II of Form 1-A. Further, we note you refer to having over a billion dollar in pre-orders.
      Please advise us of the basis for this statement.
Risk Factors, page 7

4. We note your response to comment 6 and reissue in part. We note that you have a number of risk factors which address the risks to investors from becoming stockholders under the
      Stockholders Agreement such as    By executing the subscription agreement
in this
      offering, investors will join as Stockholders under our Stockholders
Agreement    and "The
      Stockholders Agreement places limitations on the transferability of our securities." Please revise these risk factors to further clarify the risks to shareholders that result from joining the Stockholders Agreement.
Stockholder's Agreement, page 36

5.    Additionally, please revise Stockholder   s Agreement on page 36 to
clearly describe the
      material provisions applicable to investors, including the spousal consent in Section 8.19.
      As another example, Section 8.03 states that a purchaser who no longer retains an interest
      in the shares    shall cease to be a party to this Agreement and shall be
relieved and have no
      further liability arising hereunder.    Please clarify what liability
arises from a purchase of
      the securities. We also note the spousal consent provision states that the spouse acknowledges that he or she has read and understood the Agreement. Please note that a shareholder should not be required to acknowledge he or she has read or
 understands    all
      of the terms of the offering. Please refer to Securities Offering Reform Release No. 33-
      8591 (July 19 2005).
        You may contact William Demarest at 202-551-3432 or Jennifer Monick at 202-551-
3295 if you have questions regarding comments on the financial statements and related matters. Please contact Stacie Gorman at 202-551-3585 or James Lopez at 202-551-3536 with any other questions.



                                                             Sincerely,
FirstName LastNamePaolo Tiramani
Comapany NameBoxabl Inc.                                     Division of
Corporation Finance
                                                             Office of Real
Estate & Construction
March 12, 2021 Page 2
cc:
FirstName Andrew Stephenson, Esq.
          LastName